Exhibit 99.2

Huachen AI Parking Management Technology Holding Co., Ltd
No.1018 Haihe Road, Dushangang Town
Pinghu City, Jiaxing
Zhejiang Province, China 314205

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on May 20, 2025 at 10:00 A.M., China Standard Time
(May 19, 2025, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Mr. Bin Lu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Huachen AI Parking Management Technology Holding Co., Ltd which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” each of the resolutions in Items 1, 2, 3, 4, 5, 6 and 7.

Item 1   To consider and vote upon five separate ordinary resolutions to re-appoint five directors, Mr. Bin Lu, Mr. Lei Shen, Mr. Dennis Tao Chen, Ms. Jing Wang, and Mr. Chao Xu, to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by ordinary resolution.

Bin Lu	☐ For	☐ Against	☐ Abstain
Lei Shen	☐ For	☐ Against	☐ Abstain
Dennis Tao Chen	☐ For	☐ Against	☐ Abstain
Jing Wang	☐ For	☐ Against	☐ Abstain
Chao Xu	☐ For	☐ Against	☐ Abstain

Item 2   To consider and vote upon an ordinary resolution to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

☐ For	☐ Against	☐ Abstain

Item 3   To consider and vote upon an ordinary resolution to increase the Company’s authorized share capital from $250 divided into 200,000,000 shares of a par value of $0.00000125 each (“Ordinary Shares”) to $500 divided into 400,000,000 Ordinary Shares, by the creation of 200,000,000 new Ordinary Shares (the “Share Capital Increase”).

☐ For	☐ Against	☐ Abstain

Item 4   To adopt a dual-class share capital structure, subject to Proposal Three being passed, to consider and vote upon an ordinary resolution to:

(a)     re-designate all of the issued and outstanding Ordinary Shares into class A ordinary shares of a par value of $0.00000125 each, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (“Class A Ordinary Shares”) on a one-for-one basis;

(b)    re-designate 50,000,000 of the authorized but unissued Ordinary Shares into class B ordinary shares of a par value of $0.00000125 each, each having thirty (30) votes per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (“Class B Ordinary Shares”) on a one-for-one basis; and

(c)     re-designate all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one-for-one basis,

provided that the Company shall, at the time of the above resolution, have not less than 50,000,000 authorized but unissued Ordinary Shares (the “Dual-Class Share Capital Structure”).

☐ For	☐ Against	☐ Abstain

Item 5   Subject to Proposals Three and Four being passed, to consider and vote upon a special resolution to amend and restate the Company’s current amended and restated memorandum and articles of association in the form attached as Exhibit A to the accompanying proxy statement (the “New Memorandum and Articles of Association”) to reflect the Share Capital Increase and the Dual-Class Share Capital Structure.

☐ For	☐ Against	☐ Abstain

Item 6   To consider and vote upon an ordinary resolution, to approve the repurchase and issuance of shares of a certain shareholder as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held After Giving Effect to Share Re-designation	Number of Shares to be Held After Giving Effect to Share Re-designation, Repurchase and Issuance
Huahao (BVI) Limited	16,000,000 Ordinary Shares	16,000,000 Class A Ordinary Shares	16,000,000 Class B Ordinary Shares
☐ For	☐ Against	☐ Abstain

Item 7   To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
Dated: __________________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.      Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.      Login using the control number located in the top left hand corner of this proxy card.

3.      Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).